                               _______________________

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               _______________________

                                   Amendment No. 1
                                          to
                                    SCHEDULE 13E-4
             Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                       of the Securities Exchange Act of 1934)
                               _______________________

                                AFG INVESTMENT TRUST C
                 (Name of Issuer and Name of Person Filing Statement)

                            CLASS A BENEFICIARY INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                        _____________________________________

                                                   Copy to:
James A. Coyne                                     Thomas F. Gloster III, Esq.
c/o Equis Financial Group Limited Partnership      Peabody & Brown
88 Broad Street                                    101 Federal Street
Boston, Massachusetts 02110                        Boston, Massachusetts 02110
    (617) 854-5800                                     (617) 345-1141
         (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Person Filing Statement)
                        ______________________________________

                                    August 7, 1997
        (Date Tender Offer First Published, Sent or Given to Securityholders)
                        _____________________________________

Item 1.  Security and Issuer.
         --------------------
             (b) This Amendment relates to amendments to the Offer to Purchase dated August 7, 1997, and the related Letter of Transmittal. Copies of such amendments, in the forms of Supplement to Offer to Purchase dated September 12, 1997, and a revised Letter of Transmittal, are attached hereto as Exhibits (a)(4) and (a)(5), respectively.

Item 7.  Financial Information.
         ----------------------

             (a) The information set forth in Exhibit A to the Supplement to Offer to Purchase dated September 12, 1997, is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
         ---------------------------------

             (a)(4)   Supplement to Offer to Purchase dated September 12, 1997.
             (a)(5)   Revised Letter of Transmittal.

                                       SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 12, 1997

                                              AFG INVESTMENT TRUST C
                                              By:      AFG ASIT Corporation,
                                                       its Managing Trustee



                                             By:      /s/ James A. Coyne
                                                      -------------------
                                             Name:    James A. Coyne
                                             Title:   Vice President

                                     EXHIBIT INDEX

Exhibit                                                           Sequentially
  No.                                  Description                Numbered Page
-------               --------------------------------------      -------------

(a)(4)                Supplement to Offer to Purchase dated
                      September 12, 1997.
(a)(5)                Revised Letter of Transmittal.